FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          APRIL 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]                   No  [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

                                TABLE OF CONTENTS

Document 1        News Release dated March 31, 2005
Document 2        News Release dated April 1, 2005
Document 3        News Release dated April 1, 2005
Document 4        Material Change Report dated April 1, 2005


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


                                                                      DOCUMENT 1

                            PRIVATE PLACEMENT CLOSES


VANCOUVER, BRITISH COLUMBIA, MARCH 31, 2005 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company").

The Company is pleased to announce that it has closed its private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share on or before March 23, 2007. The common shares are subject to a hold period expiring on July 24, 2005. A finder's fee of 9% was paid to qualified persons who assisted Amador in the private placement. The proceeds from the private placement are being used by Amador for working capital.

         AMADOR GOLD CORP.

         BY:  /S/ RUPERT L. BULLOCK
         ---------------------------
         Rupert L. Bullock,
         President


  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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


                                                                      DOCUMENT 2

                                PRIVATE PLACEMENT

    VANCOUVER, BRITISH COLUMBIA, APRIL 1, 2005 - AMADOR GOLD CORP (TSX-V:AGX)


PRIVATE PLACEMENT

Amador announces that it has arranged a private placement consisting of up to 750,000 units at a price of $0.10 per unit, for aggregate proceeds of up to $75,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by Amador for working capital.

The securities offered in this financing have not been registered under the U.S. Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock.


         AMADOR GOLD CORP.

         BY:  /S/ RUPERT L. BULLOCK
         ---------------------------
         Rupert L. Bullock,
         President


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 3

                                CHANGE OF AUDITOR


VANCOUVER, BRITISH COLUMBIA, APRIL 1, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") announces that pursuant to National Policy No. 31 "Change of Auditor of a Reporting Issuer":

1. it has requested the resignation of Staley, Okada & Partners, Chartered Accountants, Vancouver, British Columbia (the "Former Auditor") effective May 11, 2005, the date of Amador's annual and special general meeting. Morgan & Company, Chartered Accountants, Vancouver, British Columbia (the "Successor Auditor") have agreed to act as Amador's auditors commencing on May 11, 2005;

2.       there  have been no  reportable  events  between  Amador and the Former
         Auditor;

3. there were no reservations contained in the Former Auditor's Report on the annual financial statements for the two fiscal years preceding the date hereof;

4. the resignation of the Former Auditor was approved by Amador's board of directors;

5. the Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by Amador's audit committee and Amador's board of directors.


         AMADOR GOLD CORP.

         BY:  /S/ RUPERT L. BULLOCK
         ---------------------------
         Rupert L. Bullock,
         President


  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4
                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(L) OF THE SECURITIES ACT


NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         March 31, 2005 and April 1, 2005

3.       PRESS RELEASE

         Press releases faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press releases also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         MARCH 31, 2005

         The announced closing of its private placement consisting of 1,000,000 units at $0.10 per unit.

         APRIL 1, 2005

         o The Issuer announced a private placement consisting of 750,000 units at $0.10 per unit; and

         o        The Issuer announced a change in its auditors.


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


5.       FULL DESCRIPTION OF MATERIAL CHANGE

         MARCH 31, 2005

                            "PRIVATE PLACEMENT CLOSES

         VANCOUVER, BRITISH COLUMBIA, MARCH 31, 2005 - AMADOR GOLD CORP
                          (TSX-V:AGX) (the "Company").

         The Company is pleased to announce that it has closed its private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share on or before March 23, 2007. The common shares are subject to a hold period expiring on July 24, 2005. A finder's fee of 9% was paid to qualified persons who assisted Amador in the private placement. The proceeds from the private placement are being used by Amador for working capital."

         APRIL 1, 2005

                               "PRIVATE PLACEMENT

                  VANCOUVER, BRITISH COLUMBIA, APRIL 1, 2005 -
                          AMADOR GOLD CORP (TSX-V:AGX)

         Amador announces that it has arranged a private placement consisting of up to 750,000 units at a price of $0.10 per unit, for aggregate proceeds of up to $75,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by Amador for working capital.

         The securities offered in this financing have not been registered under the U.S. Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act.

         AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock."

                               "CHANGE OF AUDITOR

         VANCOUVER,   BRITISH  COLUMBIA,  APRIL  1,  2005  -  AMADOR  GOLD  CORP
         (TSX-V:AGX) ("Amador") announces that pursuant to National Policy No. 31 "Change of Auditor of a Reporting Issuer":

         1. it has requested the resignation of Staley, Okada & Partners, Chartered Accountants, Vancouver, British Columbia (the "Former Auditor") effective May 11, 2005, the date of Amador's annual and special general meeting. Morgan & Company, Chartered

                  Accountants,   Vancouver,  British  Columbia  (the  "Successor
                  Auditor") have agreed to act as Amador's auditors commencing on May 11, 2005;

         2. there have been no reportable events between Amador and the Former Auditor;

         3. there were no reservations contained in the Former Auditor's Report on the annual financial statements for the two fiscal years preceding the date hereof;

         4. the resignation of the Former Auditor was approved by Amador's board of directors;

         5. the Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by Amador's audit committee and Amador's board of directors."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock          President                    (604) 536-5357
         Beverly J. Bullock         Corporate Secretary          (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 1st day of April, 2005.


         BY: /S/ BEVERLY J. BULLOCK
         ---------------------------
             Beverly J. Bullock,
             Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                   (Registrant)


Date:    April 1, 2005              BY:  /S/ BEVERLY J. BULLOCK
                                    -----------------------------------
                                    Beverly J. Bullock,
                                    Corporate Secretary


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